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Ira A. Rosenberg Member Admitted In FL, NJ, NY Direct Dial: 973-643-5082 Email: irosenberg@sillscummis.com	101 Park Avenue 28th Floor New York, NY 10178 Tel: (212) 643-7000 Fax: (212) 643-6500 600 College Road East Princeton, NJ 08540 Tel: (609) 227-4600 Fax: (609) 227-4646

May 4, 2015

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Special Counsel
Sonia Bednarowski
Effie Simpson
Jean Yu
Re:	Unique Fabricating, Inc.
Registration Statement on Form S-1
File No. 333-200072

Ladies and Gentlemen:

We are submitting this letter on behalf of Unique Fabricating, Inc. (the “Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by comment letter dated November 24, 2014 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-1 of the Company filed on November 10, 2014 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter; the Staff’s comments are set forth in bold italics. All page numbers in the response below refer to Amendment 1 to the Registration Statement, except as otherwise noted herein. For the convenience of the Staff, we also are sending, by overnight courier, copies of this letter and word copies of Amendment No. 1 that are marked to show changes from the Registration Statement.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to include updated disclosures and financial statements for fiscal years 2014 and 2013 audited by Baker Tilly Virchow Krause LLP.

United States Securities and Exchange Commission

May 4, 2015

Unaudited Pro Forma Condensed Consolidated Financial Information, page 25

Notes to the pro forma statements of operations, page 25

1.	We note that you have removed the reference “revised estimates of depreciable lives” from footnotes (2) on pages 25 and 27 in response to our prior comment 14; however, we do not believe you have addressed our comment. In this regard, please revise to include the calculation for pro forma depreciation expense as a result of the assets being recognized at fair value, including the new depreciable asset base and useful lives assigned as a result of the adjustments from purchase accounting. The information should be disclosed separately for each acquisition and the level of detail should allow a reader to easily determine or calculate pro forma depreciation expense. Similarly revise footnote (1) on page 26.

We have revised the disclosures on pages 25 for adjustment (2). Please note that the comment in footnote (2) on pages 25 and 27 relates to pro forma periods that are not included in Amendment No. 1 to the Registration Statement. However, the comment applies to the pro forma presentation included on page 25 adjustment (2) in Amendment No. 1. We have updated the disclosure to show the impact that depreciation expense had on SG&A and cost of sales by each acquisition as a result of purchase accounting. We have also added disclosure to show how much each acquisition added to the depreciable asset base as well as the average useful lives of property, plant, and equipment of each acquisition.

2.	We note your response to our comment 15 and the revision made to footnotes (3) on pages 25 and 27. However, we are still unclear as to why a step-up in inventory basis to estimated fair market value would result in a reversal of amortization of step-up in inventory basis as a result of purchase accounting and a decrease in cost of sales. Further, we also note from the last sentence in footnote (3) you disclose an increase to cost of sales for an identical amount. In this regard, please explain to us the reason(s) for the reversal and offsetting adjustments. Please revise your footnote to provide your computation for pro forma adjustments to cost of sales. Similarly explain and revise footnote (2) on page 26.

We have revised the disclosures in footnote (3) on page 25 to further explain the impact the step-up in inventory basis to fair market value as a result of purchase accounting had on cost of sales in our pro forma disclosures. Please note that the comment to footnote (3) on pages 25 and 27 relates to pro forma periods that are not included in Amendment No. 1 to the Registration Statement. However, the comment applies to the pro forma presentation included on page 25 adjustment (3) in Amendment No. 1.

United States Securities and Exchange Commission

May 4, 2015

3.	Reference is made to footnotes (4) on page 26 and footnote (5) on page 27. Please revise to provide your computation for pro forma amortization expense. Your computation should include the amount assigned to definite-lived intangible assets and related useful lives. Please show the adjustment separately for each acquisition.

We have revised the disclosures in footnote (4) on page 26 to show the computation for pro forma amortization expense separately for each acquisition including the amount assigned to definite-lived intangible assets and related useful lives for each acquisition. Please note that the comment to footnote (4) on page 26 and footnote (5) on page 27 relates to pro forma periods that are not included in Amendment No. 1 to the Registration Statement. However, the comment applies to the pro forma presentation included on page 26 adjustment (4) in Amendment No. 1.

4.	Reference is made to footnote (9) on page 26. Please explain why it appears the adjustment to eliminate pro forma interest expense for the nine months ended September 30, 2013 is the same as the adjustment for the year ended December 31, 2013. As part of your response, please provide us with your detailed calculation showing how the amount was derived.

Please note that the comment in footnote (9) on page 26 relates to pro forma periods that are not included in Amendment No. 1 to the Registration Statement. However, the comment applies to the pro forma presentation included on page 26 adjustment (8) in Amendment No. 1.

Business, page 43

Overview, page 43

5.	We note your response to our prior comment 20. Please clarify what you mean with the statement that you generate a “high return” on invested capital on page 43 and provide the basis for such statement.

We have revised the disclosure on page 40 to include the percentage of our return on invested capital based on the Company’s definition of invested capital. We have replaced the statement that we generate a “high return” with disclosure of the percentage of the Company’s return on invested capital.

Products, page 47

6.	We note your response to our prior comment 23 and reissue. With a view towards revised disclosure, please tell us the basis of your belief that “[t]he companies [you] compete with offer fewer material choices and/or process fewer manufacturing process alternatives than Unique.”

United States Securities and Exchange Commission

May 4, 2015

We have revised the disclosure on page 45 to clarify what we mean by the Company’s belief that “the companies we compete with offer fewer material choices and/or possess fewer manufacturing process alternatives than Unique.”

Financial Statements, page F-1

Note 10. Stock Option Plan, page F-16

7.	We note your response to our prior comment 35; but, reissue in part. As previously requested, please revise your footnote to provide a description of the significant assumptions used to estimate the expected term of share options, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value of the instrument.

We have revised the disclosure in Note 10 on page F-18 to include a description of the assumptions used to estimate the expected term of share options. We have also included a discussion on how the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior was incorporated into the fair value of the instrument.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (973) 643-5082 or Steven Wasserman at (973) 286-5509.

Very truly yours,

Ira A. Rosenberg
Sills Cummis & Gross P.C.

cc:	John Weinhardt
Unique Fabricating, Inc.

Steven Wasserman
Sills Cummis & Gross P.C.

Donald Figliulo
Polsinelli, P.C.